Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Qorvo, Inc.:

We consent to the use of our reports dated May 31, 2016, except for Note 17 which is as of July 20, 2016, with respect to the consolidated balance sheets of Qorvo, Inc. as of April 2, 2016 and March 28, 2015, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the two-year period ended April 2, 2016, and the effectiveness of internal control over financial reporting as of April 2, 2016, incorporated herein by reference to the Form 8-K of Qorvo, Inc. dated July 20, 2016, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated May 31, 2016 on the effectiveness of internal control over financial reporting as of April 2, 2016, expresses our opinion that Qorvo, Inc. did not maintain effective internal control over financial reporting as of April 2, 2016 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states:

A material weakness related to insufficient complement of knowledgeable tax and accounting personnel; an ineffective risk assessment process to assess the changes in the regulatory environment, the organization and personnel impacting the Company’s financial reporting of income taxes; and ineffective process level controls and monitoring activities over the completeness, existence, accuracy, valuation and presentation of the income tax provision, including deferred tax assets, valuation allowances, and tax uncertainties has been identified and included in management’s assessment.

/s/ KPMG LLP

Greensboro, North Carolina

July 20, 2016